Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Pre-Effective Amendment No. 1 to Form S-3 Registration Statement No. 333-187801 and related Prospectus of Cyclacel Pharmaceuticals, Inc for the registration of common stock, preferred stock, warrants, debt securities, rights, purchase contracts and units and to the incorporation by reference therein of our report dated March 31, 2011 (except Note 1, as to which the date is December 21, 2012), with respect to the consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows of Cyclacel Pharmaceuticals, Inc. for the year ended December 31, 2010 and the period from August 13, 1996 to December 31, 2010, included in its Annual Report (Form 10-K) for the year ended December 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

London, England

April 18, 2013